

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Daniel J. Starck
Chief Executive Officer
Apria, Inc.
26220 Enterprise Court
Lake Forest, California 92630

> **Re: Apria, Inc.**
> **Draft Registration Statement on Form S-1**
> **Response dated October 16, 2020**
> **CIK No. 0001735803**

Dear Mr. Starck:

We have reviewed your proposed amendments to your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement response filed October 16, 2020

Management's Discussion and Analysis
Liquidity and Capital Resources
Contractual Obligations, page 78

1. Please disclose in footnote (5) of the Contractual Obligation table the total future payment obligation under the tax receivable agreement if all deferred tax assets recognized are realized prior to expiration of the agreement. In addition, at a minimum, disclose the amounts that are expected to be due in the next twelve months.

Daniel J. Starck
Apria, Inc.
October 21, 2020
Page 2

       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551- 3613 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Edgar Lewandowski, Esq.